SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 Schedule 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                 Amendment No. 4


                               Pierre Foods, Inc.
                        --------------------------------
                            (Name of Subject Company)


                               Pierre Foods, Inc.
                        --------------------------------
                       (Name of Persons Filing Statement)


                           Common Stock, No Par Value
                        --------------------------------
                         (Title of Class of Securities)


                                   720830 10 8
                          ----------------------------
                      (CUSIP Number of Class of Securities)


                                Pamela M. Witters
                            Chief Financial Officer,
                             Secretary and Treasurer
                               Pierre Foods, Inc.
                               9990 Princeton Road
                             Cincinnati, Ohio 45246
                                 (513) 874-8741
                          -----------------------------
                 (Name, address and telephone numbers of person
                 authorized to receive notice and communications
                   on behalf of the persons filing statement)


                                    Copy to:

                             Patrick Daugherty, Esq.
                                 Foley & Lardner
                            150 West Jefferson Avenue
                                   Suite 1000
                             Detroit, Michigan 48226
                                 (313) 963-6200



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Schedule 14D-9, Amendment No. 4, is being filed to report the following:

         By letter agreement dated as of September 5, 2001, Pierre Foods, Inc. (the "Company") agreed to pay CIBC World Markets Corp. ("CIBC") to act as the financial advisor to an ad hoc committee (the "Committee") of holders said to own at least $90 million in aggregate principal amount of the Company's 10-3/4% Senior Notes Due 2006 (the "Notes") in connection with a possible restructuring transaction. By letter agreement dated September 20, 2001, effective as of July 10, 2001, the Company agreed to pay Anderson Kill & Olick, P.C. ("AKO") for certain legal work on behalf of the Committee. The Company made a detailed restructuring proposal on October 19, 2001 and has been ready to negotiate terms since then.

         In early November, the Company established a firm deadline of Friday, November 16, 2001, for its receipt of a counterproposal acceptable to the Company as a basis for further discussions. No counterproposal was received. On Monday, November 19, the Company gave CIBC and AKO notice of termination of their letter agreements, effective immediately in the case of CIBC and effective November 27 in the case of AKO. Concurrently, AKO advised the Company that the Company could expect to receive a restructuring counterproposal authorized by Committee members no later than November 27. No counterproposal has been received. Accordingly, the Company's termination of its letter agreements with CIBC and AKO has become final.

         The principal effect of the Company's termination of these letter agreements is that the Company is not responsible for any fees and expenses incurred by the Committee for subsequent efforts by CIBC and AKO, except in so far as the Company may owe CIBC a restructuring transaction fee if the Company consummates a financial restructuring or recapitalization (including a modification to the terms of the Notes either by exchange, redemption, tender, consent, refinancing or otherwise) by May 19, 2002. To the Company's knowledge, termination of these letter agreements has not, in itself, terminated the existence of the Committee or the relationship of either CIBC or AKO with the Committee. The Company, however, is no longer pursuing negotiations with the Committee and is requesting the return of all confidential information provided to CIBC, AKO and Committee members. While the Company would consider any bona fide restructuring counterproposal actually made by or on behalf of the Committee or Committee members, the Company presently considers the restructuring talks begun in August to be at an end.

         As previously disclosed, the definitive exchange agreement documenting a management buyout of the Company by PF Management, Inc. was amended as of September 18, 2001 to extend the expiration date of the agreement to March 2, 2002. PF Management continues to have the right to terminate that agreement and receive reimbursement of its expenses. The competing proposal received from William E. Simon & Sons and Triton Partners in July 2001 has not been withdrawn.





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